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November 9, 2007

Via Federal Express and EDGAR

Mr. Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Solar Enertech Corporation
Amendment No. 4 to Form SB-2
Filed October 2, 2007
File No. 333-142310

Dear Mr. Mancuso:

On behalf of Solar Entertech Corporation (the "Company", "Solar Enertech" or "Solar"), set forth below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission (the "SEC") dated November 7, 2007, with respect to the following documents the Company filed with the Securities and Exchange Commission:

     - Annual Report on Form 10-KSB/A for the fiscal year ended September 30, 2006 (the "2006 Form 10-KSB/A");
     - Quarterly Report on Form 10-QSB/A for the quarter ended December 31, 2006 (the "December 2006 Form 10-QSB/A");
     - Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2007 (the "March 2007 Form 10-QSB/A");
     - Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 2007 (the "June 2007 Form 10-QSB/A");
     - Registration Statement on Form SB-2/A filed on October 2, 2007 (the "Registration Statement").

For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response. Collectively, we refer to the 2006 Form 10-KSB/A, December 2006 Form 10-QSB/A, March 2007 Form 10-QSB/A and June 2007 Form 10-QSB/A as the "34 Act Filings". Included with this letter are amendments to the 34 Act Filings and amendment number 4 (the "Amendment") to the Registration Statement.

Our responses to the comments included in your letter are as follows:

     1. We note your response to prior comment two in our letter to you dated October 17, 2007. Please revise the disclosure throughout your document to make clear, if



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          true, that you will incur liquidated damages for not complying with the section of your registration rights agreement mentioned in your response. It is not clear from your current disclosure whether liquidated damages relating to the exclusion of shares from this registration statement are a possibility or a certainty.

          Response: Please note that we have revised the disclosure in our prospectus to make clear that we will incur additional liquidated damages as per our agreement not to file a registration statement for the Cutback Shares until the later of: (i) six months from the effective date of the registration statement, and (ii) 60 days after all of the securities included for resale in the prospectus have been sold. Please refer to pages 6 and 37 of the prospectus. Additionally, we have accrued $281,000 of liquidated damages in June 2007. The amount was recorded as a "Registration payment" in the consolidated statement of operations for the quarter ended June 30, 2007.


Management's Discussion and Analysis or Plan of Operation, page 23 Critical Accounting Policies, page 26
Stock-Based Compensation, page 27

     2. Please refer to prior comment 15 from our letter dated July 18, 2007. We note here and on pages F-11, F-22, and F-35 that you refer to using the valuation of an independent third party when determining the fair value of your common stock related to the stock options granted in March 2006. While management may elect to take full responsibility for valuing these instruments, if you choose to continue to refer to the independent valuation firm in any capacity, please revise the filing to name the independent valuation firm and include its consent as an exhibit. Refer to rule 436 and Item 601(b)(23) of Regulation S-B.

          Response: Management takes full responsibility for the valuation of our common stock related to the stock options granted in March 2006. We have revised our footnote disclosures accordingly to exclude reference to experts. Please refer to pages 27, F-11, F-22 and F-35 of the prospectus.

Experts, page 39

     3. We note that you refer to an audited balance sheet as of September 30, 2004 that was audited by Morgan & Company even though this balance sheet and the associated opinion are not included in the SB-2. Additionally, we note that Morgan & Company audited your financial statements for the year ended September 30, 2005 but have not referred to this opinion in the experts section. Please revise this section as appropriate to refer to correct audited statements and periods.

          Response: We have revised our filing accordingly to remove the reference in the audit opinion of Morgan & Company to the audited balance sheet as of September 30, 2004 and will accordingly revise the experts section to reflect the audit opinion of Morgan & Company for the year ended September 30, 2005.



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          The expert section on page 39 of the prospectus has been revised.

Index to Financial Statements, page F-1

     4. Please update the financial statements as required by Item 310(g) of Regulation S-B.

          Response: If the Company's registration statement can be declared effective by the Commission prior to the close of business on November 14, 2007 in pursuant to Item 310(g)(1) of Regulation S-B, we believe that such financial statements will not have to be updated until December 31, 2007, at which point we would file a post-effective amendment to include the Company's September 30, 2007 financial statements. If we are unable to have this registration statement declared effective by the close of business on November 14, 2007, the Company understands that it will need to update its financial statements as required by Item 310(g) of Regulation S-B prior to its effectiveness.


Interim Consolidated Financial Statements, page F-2
Note 3.  Significant Accounting Policies, page F-10
Fair Value of Warrants, page F-11

     5. Please tell us and disclose the significant assumptions used to value the warrants issued in March 2007 at the date of issue and as of the latest balance sheet date.

          Response: In our prior filing the significant assumptions used to value the March 2007 warrants were disclosed at the date of issuance and at each balance sheet date in Note 6 (Convertible Notes) to the June 30, 2007 financial statements on page F-14.

     6. Further, we note that the holder of the warrants may request the successor entity to pay cash to the holder equal to the Black-Scholes value of the remaining unexercised portion of warrants on the date of the Fundamental Transaction. Given that the value is determined using Black-Scholes, please tell us and disclose why you determine the fair value of the warrants using the binominal model. Please also tell us whether you believe the use of the Black-Scholes method to determine fair value would result in materially different amount.

          Response: The Black-Scholes model is required in the warrant agreements to determine the value of any potential cash payment to the holders in the event of a fundamental transaction for the unexercised warrants. As a result, this provision resulted in the warrants being classified as a liability as discussed in our prior response letter and disclosed in our prior filing. However, we don't believe that



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          this provision then necessitates or binds the Company solely to using the Black-Scholes model to value these instruments at issuance and prior to the occurrence of a fundamental transaction.

          The values obtained using the Black-Scholes model versus the binomial model are larger at each measurement date. To illustrate, at issuance of two tranches of warrants, the values obtained using the Black-Scholes model are in the range of 23% to 27% greater value than that derived using the binomial model. The same assumptions were used in both valuation models except that the Black Scholes model does not use suboptimal exercise factor:

                                                     BINOMIAL   BLACK-SCHOLES
Implied or expected term (1) ....................         5                5
Volatility ......................................        82%              82%
Dividend yield ..................................         0%               0%
Risk free interest rate .........................      4.54%            4.54%
Suboptimal exercise factor ......................       2.5              N/A

          (1) The 5 year implied or expected term represents the contractual term of the warrants. The Company uses 5 year given that it has no related historical data or similar transaction to base upon.

          In the event of occurrence of a fundamental transaction with cash settlement imminent, the value of these two models would converge to the same value as the suboptimal exercise factor in the binomial model would no longer be a relevant assumption input. In other words, when there was no suboptimal exercise factor, the fair value calculated by both valuation methods approximates the same.

          The Company chose a binomial model for the primary reason that the Company expects its stock price to rise as it executes on its business plan and in tandem with the industry, which is experiencing rising stock values. As a result, the Company believes there is a high probability that holders will exercise well before the end of the contractual term of the warrants to lock-in realized gains. The suboptimal exercise factor concept is a means of describing the tendency of holders to exercise illiquid options before their expiration ("suboptimal exercise") thereby establishing an expected term that is not necessarily equal to the contractual term of the option.



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          While the Black-Scholes model produces a larger value we believe the fair value estimated by the binomial model provides a better or more meaningful measure to the users of the financial statements. As of the measurement date, the fair value of warrants (excluding warrants to the placement agent) was valued at $15.9 million. The Company recorded a $15.2 million loss on issuance of the $17.3 million convertible notes in March 2007.

          We have amended our disclosure on pages 27 and F-11 to discuss in more detail why we selected the binomial model as opposed to the Black-Scholes to value these warrants.

Amendment 4 to Form 10-KSB for the Fiscal Year Ended September 30, 2006

     7. Please amend your annual report and quarterly reports to address the comments issued in this letter, as applicable.

          Response: The 2006 Form 10-KSB/A, December 2006 Form 10-QSB/A, March 2007 Form 10-QSB/A and June 2007 Form 10-QSB/A have been amended to address the comments issued in this letter.


Item 6. Management's Discussion and Analysis or Plan of Operation, page 11 Critical Accounting Policies, page 18
Stock-Based Compensation, page 20

     8. We note here and throughout the filing you refer to using the valuation of an independent third party when determining the fair value of your common stock related to the stock option granted in March 2006. We note similar disclosures within your amended December 31, 2006, March 31, 2007 and June 30, 2007 Forms 10-QSB. While in future filings management may elect to take full responsibility for valuing the derivative, if you choose to continue to refer to the independent valuation firm in any capacity, please revise future filings, beginning with your next 10-KSB, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-KSB or aforementioned filings by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

          Response: Management takes full responsibility for valuing our common stocks related to the stock options granted in March 2006. We have revised our disclosures in September 2006 Form 10-KSB/A, December 2006 Form 10-QSB/A, March 2007 Form 10-QSB/A and June 2007 Form 10-QSB/A accordingly to exclude reference to experts.



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In making this response to your comments, the Company acknowledges that:

(1) it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have.



                                     Very truly yours,
                                     SOLAR ENERTECH CORP.


                                     By: /s/ Leo Shi Young
                                         -----------------
                                         Leo Shi Young, Chief Executive Officer


cc: Tara Harkins, Kaitlin Tillan and Eduardo Aleman (w/encls.)